[Stamped as received on January 15, 2004]


Santiago, January 14, 2004.

Mr. Hernan Lopez Bohrer
Securities Intendent
Superintendency of Securities and Insurance

Re.: Coca-Cola Embonor S.A.- Securities Registry number 622 -
     Informs "Essential Fact"

Dear Sir:

Pursuant to Title III of Law N(0)18.045 and General Rule 30, I hereby inform as an Essential Fact, the following:

Coca-Cola Embonor S.A. and the Peruvian company Corporacion Jose R. Lindley S.A. ("JRL") have executed, this afternoon, a Commercial Agreement referring to the acquisition by JRL of all of Coca-Cola Embonor S.A.'s equity participation in Embotelladora Latinoamericana S.A. ("ELSA"), amounting to 60.45% of said company.

For these purposes, the transaction considers a valuation of 100% of ELSA at US$215,000,000 and provides for minor adjustments as to the cash position and working capital at the closing date. The definitive transaction is scheduled to be consummuated on January 28, 2004. Consummation of the transaction remains subject to completion of different conditions, among which the following stand out: disbursement of the financing required by JRL, authorizations by third party creditors and negotiation of a mutually agreeable definitive purchase agreement.

We would also like to mention that the respective due diligence investigation by JRL and its financiers is underway, and that negotiations on the definitive purchase agreement will commence immediately.

Sincerely,

/s/ Andres Vicuna Garcia-Huidobro

Andres Vicuna Garcia-Huidobro
General Manager
Coca-Cola Embonor S.A.

c.c.   Santiago Stock Exchange
       Electronic Stock Exchange
       Brokers Exchange